January 21, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:                                         Gary Todd, Senior Accountant

Li Xiao, Accountant

Geoff Kruczek, Senior Attorney

Tim Buchmiller, Attorney

Re:                                         Avinger, Inc.

Registration Statement on Form S-1

File No. 333-201322

Ladies and Gentlemen:

On behalf of Avinger, Inc. (“Avinger” or the “Company”), we submit this supplemental letter in further response to Comment No. 12 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 3, 2014, relating to the Confidential Draft Registration Statement on Form S-1 originally submitted on a confidential basis by Avinger to the Commission on November 6, 2014 and as revised and further submitted on a confidential basis on December 11, 2014 and publicly filed on December 30, 2014, as amended by Amendment No. 1 to the Registration Statement on January 20, 2015 (as revised, the “Registration Statement”).

As a preliminary matter, we respectfully draw the Staff’s attention to the fact that none of the potential stock-based compensation charges relating to the December 31, 2014 option grants will affect the financial statements included in the Registration Statement.  Avinger is currently in the process of obtaining an external valuation report as of December 31, 2014 and intends to use this report in determining whether it must recognize any stock-based compensation charges in its financial statements for the fiscal year ended December 31, 2014 as a result of the December 31, 2014 option grants.  The December 31, 2014 external valuation report is not yet available and Avinger cannot determine if there will be a stock-based compensation charge or the magnitude of any charge until the external valuation report is prepared.  In addition, the impact on the financial statements for the 2014 fiscal year and the fourth quarter of 2014 is not expected to be material as there would only be one day of four years of charges contained within such financial statements.  Avinger has already proactively inserted language on pages 8, 48, 50-51 and  68-69  of the Registration Statement to disclose what the maximum amount of the potential charges could be over a four-year period assuming the mid-point of the range on the front cover of the prospectus.

Determination of Estimated Preliminary IPO Price Range

Avinger advises the Staff that it currently estimates a preliminary IPO price range of $12.00-$14.00 per share.  This preliminary price range was recommended by the representatives of Canaccord Genuity Inc. and Cowen and Company, LLC (“Underwriters”), the lead underwriters for the offering, during discussions with Avinger’s Board of Directors (the “Board”) and senior management at a meeting of the Board on January 14, 2015, and during discussions that took place with senior management of Avinger on January 9, 2015.  Prior to those discussions the valuation of the Company in the IPO was not known.

Summary of January 2014 Option Grants

On January 16, 2014, Avinger granted four options to purchase an aggregate of 7,777 shares of common stock to one director and three employees. The grants did not result in a material stock-based compensation charge.

Summary of December 2014 Option Grants

On December 31, 2014, Avinger granted 2,712,410 options to purchase common stock to certain employees and to three directors of Avinger.  At the time of these grants, the Compensation Committee (the “Compensation Committee”) of the Board determined that the fair value of Avinger’s common stock was $4.50 per share. The Compensation Committee based its determination of the fair value of Avinger’s common stock on the factors described on pages 68-70 of the Registration Statement, including the valuation report of its third-party independent valuation firm (the “Valuation Report”), which concluded that, as of September 30, 2014, the fair market value of Avinger’s common stock was $4.50 per share. As described in the Registration Statement, the Valuation Report applied the Option Pricing Method (“OPM”), which reflected a 60% weighting to an IPO scenario as discussed in the Registration Statement, and a 40% weighting to the price paid for common and convertible preferred stock and common stock warrants.

At the time of the grants on December 31, 2014, the Compensation Committee carefully considered all relevant information available to it and determined that there were no material changes in Avinger’s business since September 30, 2014 that affected the fair value of Avinger’s common stock on such dates.

Avinger has not granted any additional options subsequent to those granted on December 31, 2014.

Explanation and Reconciliation of Difference Between the Fair Value of Avinger’s Common Stock on December 31, 2014 and the Midpoint of the Estimated Preliminary IPO Price Range for a January 2015 IPO

Avinger’s Board and Compensation Committee did not have knowledge of the IPO price range on December 31, 2014, the date of the option grants. Avinger respectfully submits that the difference between the estimated grant date fair value of Avinger’s Common Stock on December 31, 2014 ($4.50) and the midpoint of the estimated preliminary IPO price range for a January 2015 IPO of $13.00 is primarily the result of the following factors:

•                  The estimated preliminary IPO price range assumes a successful initial public offering in January 2015 with no weighting placed on any other outcome for Avinger, such as the potential that Avinger might remain a privately held company.  Put differently, the estimated preliminary IPO price range effectively weights an IPO outcome at 100%.

•                  An IPO outcome implies a higher valuation of Avinger than the methods used in the Valuation Report because no discount for lack of marketability (“DLOM”) is applied.  A DLOM is applied to the valuation of private company securities because no liquid market exists for the trading of these securities.  Avinger notes that the Valuation Report applied a 17% DLOM to the OPM analysis.

•                  Avinger notes that in the Valuation Report, the value per common share resulting from the OPM analysis, before factoring in a marketability discount of 17%, represents a discount of 61% from the midpoint of $13.00 of the preliminary estimated IPO price range.

•                  The OPM analysis takes into account the rights, preferences and privileges of Avinger’s preferred stock, including its liquidation preferences.  Based on the valuation yielded by the OPM analysis, none of Avinger’s preferred stock would convert into common stock.  Avinger’s Series E preferred stock would receive approximately $27 million more in proceeds under the OPM analysis (recovering initial liquidation preference) than in an IPO outcome (recovering on a pro rata basis).  The value of Avinger’s common stock is higher in an IPO outcome because this $27 million would be paid on a pro rata basis to all holders of capital stock — including common stock — other than the Series E preferred stock

•                  During the fourth quarter of 2014, there were no facts that changed the assumptions underlying the Valuation Report or developments that would have positively influenced the price of Avinger’s common stock.  To the contrary, during the fourth quarter, the Company lowered its long-term commercial forecast, closed on an additional $8.2 million in its Series E preferred stock financing leading to $32.8 million more in liquidation preference based on the multiple liquidation preference attributed to the Series E preferred stock.

•                  As noted above, the preliminary IPO price range assumes the completion of a successful initial public offering and does not apply a DLOM. If it successfully conducted an IPO, Avinger would receive substantial proceeds that would significantly strengthen Avinger’s balance sheet, provide Avinger with potential future access to the public markets, increase its public presence and increase its awareness among potential customers and commercial partners, which is reflected in the preliminary IPO price range, and which was not reflected in the assumptions underlying the Valuation Report.

Furthermore, the Compensation Committee consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Compensation Committee reached its determination of the estimated fair value of Avinger’s common stock after thorough discussions and made its determination in good faith and based on the information available on the date of grant and after exploring the assumptions underlying the Valuation Report.

In light of the foregoing, Avinger believes that the actions of the Compensation Committee to estimate the fair value of Avinger’s common stock during the review period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the Internal Revenue Code of 1986, as amended.

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Please direct any questions regarding the contents of this letter to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:                                Jeffrey Soinski, Avinger, Inc.

Matthew Ferguson, Avinger, Inc.

Mhairi Jones, Avinger, Inc.

Dan George, Avinger, Inc.

Timothy Curry, Jones Day

Ruben Garcia, Jones Day